Exhibit 99.(11)

1095 Avenue of the Americas
New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

www.dechert.com

June 23, 2023

The Lazard Funds, Inc.

30 Rockefeller Plaza

New York, New York 10112

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Lazard Emerging Markets Strategic Equity Portfolio (the “Acquired Portfolio”), a series of The Lazard Funds, Inc. (the “Company”), a Maryland corporation, to the holders of the shares of common stock (the “Acquired Portfolio Shares”) of Acquired Portfolio (the “Acquired Portfolio Stockholders”), and to Lazard Emerging Markets Core Equity Portfolio (the “Acquiring Portfolio”), a separate series of the Company, in connection with the proposed transfer of substantially all of the assets (“Assets”) of Acquired Portfolio to Acquiring Portfolio in exchange solely for Institutional Shares and Open Shares of the Acquiring Portfolio (“Acquiring Portfolio Shares”) and the assumption of all liabilities of Acquired Portfolio by Acquiring Portfolio, followed by the distribution of such Acquiring Portfolio Shares received by Acquired Portfolio in liquidation of Acquired Portfolio (the “Reorganization”), all pursuant to the Plan of Reorganization (the “Plan”) dated as of February 23, 2023, executed by the Company on behalf of Acquired Portfolio and Acquiring Portfolio.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Form N-14 filed by Acquiring Portfolio with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Company on behalf of Acquired Portfolio, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Company on behalf of Acquiring Portfolio, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan and the Form N-14 referred to above.

Based upon the foregoing, it is our opinion that:

1.	The transfer of all of the Acquired Portfolio’s assets and liabilities to the Acquiring Portfolio in exchange solely for the Acquiring Portfolio Shares followed by the distribution by the Acquired Portfolio of those Acquiring Portfolio Shares pro rata to Acquired Portfolio Stockholders in complete liquidation of the Acquired Portfolio, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and each of the Acquired Portfolio and the Acquiring Portfolio will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

2.	No gain or loss will be recognized by the Acquiring Portfolio upon the receipt of the Acquired Portfolio’s assets and liabilities in exchange solely for Acquiring Portfolio Shares pursuant to the Reorganization;

3.	No gain or loss will be recognized by the Acquired Portfolio upon the transfer of the Acquired Portfolio’s assets and liabilities to the Acquiring Portfolio in exchange solely for Acquiring Portfolio or upon the distribution of those Acquiring Portfolio Shares to Acquired Portfolio Stockholders in exchange (whether actual or constructive) for their shares of the Acquired Portfolio in liquidation of the Acquired Portfolio pursuant to the Reorganization, expect for (A) any gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, and (B) any gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code;

4.	No gain or loss will be recognized by Acquired Portfolio Stockholders upon the exchange of their Acquired Portfolio shares for the Acquiring Portfolio Shares pursuant to the Reorganization;

5.	The aggregate tax basis for the Acquiring Portfolio Shares received by each Acquired Portfolio Stockholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Portfolio shares exchanged by such Acquired Portfolio Stockholder as part of the Reorganization, and the holding period of those Acquiring Portfolio Shares received by each Acquired Portfolio Stockholder will include the period during which the Acquired Portfolio shares exchanged therefor were held by such Acquired Portfolio Stockholder (provided the Acquired Portfolio shares were held as capital assets on the date of the Reorganization); and

6.	The tax basis of each Acquired Portfolio Asset acquired by the Acquiring Portfolio will be the same as the tax basis of such Asset to the Acquired Portfolio immediately prior to the Reorganization adjusted for the amount of gain or loss, if any, recognized by the Acquired Portfolio on the transfer, and the holding period of each Asset of the Acquired Portfolio in the hands of the Acquiring Portfolio will include the period during which that Asset was held by the Acquired Portfolio (except where the Acquiring Portfolio’s investment activities have the effect of reducing or eliminating an Acquired Portfolio Asset’s holding period).

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

We hereby consent to the filing of this opinion letter with the Securities and Exchange Commission as an exhibit to the Form N-14 and to the references therein to us under the headings “Questions and Answers—What Are The Tax Consequences Of The Reorganization?” and “Information About The Reorganization—Federal Income Tax Consequences”. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours, /s/ Dechert LLP